Filed by Xeris Pharmaceuticals, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Strongbridge Biopharma plc

Commission File No.: 001-37569

Date: September 13, 2021

The following communication is being filed in connection with the proposed acquisition of Strongbridge Biopharma plc (“Strongbridge”) by Xeris Pharmaceuticals, Inc. (“Xeris”)

Excerpts from the transcript of HC Wainwright’s 23rd annual Global Investment Conference.

Michael Brotherton Good afternoon everyone and thank you for joining the HC Wainwright 23rd Annual Global Investment Conference.

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I’d like to introduce our next presenter. I’d like to welcome Paul Edick, Chairman and CEO of Xeris Pharmaceuticals.

Paul Edick Thank you Michael. Appreciate the opportunity to be with you today to talk about Xeris.

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And what are we becoming? I said at the outset that we’re becoming a biopharmaceutical company developing and commercializing unique therapies for patient populations and endocrinology, neurology, and gastroenterology. Part of the journey is a recently announced acquisition of Strongbridge Biopharma, which at the end of the day, when combined with Xeris, will create an innovative leader in endocrinology and rare diseases, in particular neuromuscular disease. The resulting company will have its first fight at increased revenue portfolio, specialized commercial platform in both neuromuscular disease and endocrinology, and eventually at gastroenterology, and expanded development pipeline, which is in the form of the RECORLEV product which is in endocrinology which is currently in front of the FDA and has its approval date in early first quarter of next year. The combination will create a strengthened strategic and financial profile with significant operating cash and we will realize significant synergies potentially up to $50 million worth of synergies by combining the two companies. So we are very quickly becoming a larger, more diverse, stronger company in the biotechnology area.

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We have a strong intellectual property estate, strong cash position, and experienced leadership team and with the close of the Strongbridge acquisition will be a much stronger company with a much more diversified portfolio.

No Profit Forecast/Asset Valuations

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Strongbridge, Xeris or Xeris Biopharma Holdings, Inc. (being the entity under which Xeris and Strongbridge will be combined) as appropriate. No statement in this communication constitutes an asset valuation.

Responsibility Statement Required by the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the Irish Takeover Rules)

The directors of Xeris accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the Xeris directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Strongbridge or Xeris, all ‘dealings’ in any ‘relevant securities’ of Strongbridge or Xeris (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Strongbridge or Xeris, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Strongbridge by Xeris or ‘relevant securities’ of Xeris by Strongbridge, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie. ‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in single quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020.

General

The announcement issued jointly by Xeris and Strongbridge under Rule 2.5 of the Irish Takeover Rules on May 24, 2021 (the “Rule 2.5 Announcement”) and the definitive joint proxy statement/prospectus dated July 29, 2021 in respect of the proposed transaction (the “Proxy Statement”) are available on Xeris’ and Strongbridge’s joint microsite at www.xerisstrongbridge.com, which can be accessed via a link on Xeris’ website at website at www.xerispharma.com and on Strongbridge’s website at www.strongbridgebio.com. Appendix I to the Rule 2.5 Announcement and the Merger Benefit Statement in the Proxy Statement contain further details of the sources of information and bases of calculations set out in this communication.

This communication contains certain statements as to the estimated synergies arising from the proposed transaction. There are various material assumptions underlying the synergy (including cost reduction and cost avoidance) estimates which may result in the synergies being materially greater or less than estimated. The estimate of synergies should therefore be read in conjunction with the key assumptions underlying the estimates set out in Appendix I to the Rule 2.5 Announcement and the Merger Benefit Statement in the Proxy Statement. The estimate of synergies set out in this communication has been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) KPMG and (ii) SVB Leerink LLC. Copies of their respective reports are included in Appendix IV and Appendix V to the Rule 2.5 Announcement and are available on Xeris’ and Strongbridge’s joint microsite at www.xerisstrongbridge.com. The synergies exclude any potential revenue synergies. None of the synergies or other cost reduction or avoidance statements should be construed as a profit forecast or interpreted to mean that Xeris Biopharma Holdings, Inc.’s profits or earnings in the first full year following completion of the proposed transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of Xeris and/or Strongbridge for the relevant preceding financial period or any other period.